

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 18, 2010

Via U.S. Mail and Facsimile

David P. Carlson
Executive Vice President and Chief Financial Officer
LaCrosse Footwear, Inc.
17634 NE Airport Way
Portland, Oregon 97230

> **Re: LaCrosse Footwear, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement filed March 25, 2010**
> **File No. 000-23800**

Dear Mr. Carlson:

We have completed our review of your Form 10-K for the year ended December 31, 2009 and related filings and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Peter B. Cancelmo (via facsimile 206/464-0125)
       Garvey Schubert Barer
       Second & Seneca Building
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